NCL Corporation Ltd.

7665 Corporate Center Drive

Miami, Florida 33126

October 8, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie

NCL Corporation Ltd.

Registration Statement on

Form S-4 (File No. 333-191270)

Dear Mr. Dobbie:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) of NCL Corporation Ltd. (the “Company”) be accelerated to October 9, 2013 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact William B. Kuesel of O’Melveny & Myers LLP at (212) 408-2440.

*****

Very truly yours,

By:	/s/ Daniel S. Farkas
Name:	Daniel S. Farkas
Title:	Senior Vice President and General Counsel

[Signature Page to Acceleration Request]